UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP PLC and BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following awards to the Chief Executive Officer under the Group’s incentive plans: (i) Cash and Deferred Plan Awards that vest after two-years; (ii) Cash and Deferred Plan Awards that vest after five-years; and (iii) Long Term Incentive Plan Awards.

Each award under the Cash and Deferred Plan and Long Term Incentive Plan is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 107,183 Long Term Incentive Plan Awards (rights to receive ordinary shares of BHP Group Limited).

2.  The award of 49,304 Cash and Deferred Plan Awards (rights to receive ordinary shares of BHP Group Limited) that vest in two years.

3.  The award of 49,304 Cash and Deferred Plan Awards (rights to receive ordinary shares of BHP Group Limited) that vest in five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil	107,183
		2. Nil	49,304
		3. Nil	49,304

d)	Aggregated information	N/A
- Aggregated volume
- Price

e)	Date of the transaction	1. 2021-11-23 2. 2021-11-23 3. 2021-11-23

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	David Lamont

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following awards to the Chief Financial Officer under the Group’s incentive plans: (i) Cash and Deferred Plan Awards that vest after two-years; (ii) Cash and Deferred Plan Awards that vest after five-years; and (iii) Long Term Incentive Plan Awards.

Each award under the Cash and Deferred Plan and Long Term Incentive Plan is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 52,409 Long Term Incentive Plan Awards (rights to receive ordinary shares of BHP Group Limited).

2.  The award of 16,072 Cash and Deferred Plan Awards (rights to receive ordinary shares of BHP Group Limited) that vest in two years.

3.  The award of 16,072 Cash and Deferred Plan Awards (rights to receive ordinary shares of BHP Group Limited) that vest in five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil	52,409
		2. Nil	16,072
		3. Nil	16,072

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2021-11-23 2. 2021-11-23 3. 2021-11-23

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Edgar Basto-Baez

2	Reason for the notification

a)	Position/status	PDMR (President Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following awards to the President Minerals Australia under the Group’s incentive plans: (i) Cash and Deferred Plan Awards that vest after two-years; (ii) Cash and Deferred Plan Awards that vest after five-years; and (iii) Long Term Incentive Plan Awards.

Each award under the Cash and Deferred Plan and Long Term Incentive Plan is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 52,409 Long Term Incentive Plan awards (rights to receive ordinary shares of BHP Group Limited).

2.  The award of 27,312 Cash and Deferred Plan Awards (rights to receive ordinary shares of BHP Group Limited) that vest in two years.

3.  The award of 27,312 Cash and Deferred Plan Awards (rights to receive ordinary shares of BHP Group Limited) that vest in five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil 2. Nil 3. Nil	52,409 27,312 27,312

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2021-11-23 2. 2021-11-23 3. 2021-11-23

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John Udd

2	Reason for the notification

a)	Position/status	PDMR (President Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following awards to the President Minerals Americas under the Group’s incentive plans: (i) Cash and Deferred Plan Awards that vest after two-years; (ii) Cash and Deferred Plan Awards that vest after five-years; and (iii) Long Term Incentive Plan Awards.

Each award under the Cash and Deferred Plan and Long Term Incentive Plan is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 46,892 Long Term Incentive Plan awards (rights to receive ordinary shares of BHP Group Limited).

2.  The award of 16,434 Cash and Deferred Plan Awards (rights to receive ordinary shares of BHP Group Limited) that vest in two years.

3.  The award of 16,434 Cash and Deferred Plan Awards (rights to receive ordinary shares of BHP Group Limited) that vest in five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil 2. Nil 3. Nil	46,892 16,434 16,434

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2021-11-23 2. 2021-11-23 3. 2021-11-23

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

a)	Position/status	PDMR (President Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following awards to the President Petroleum under the Group’s incentive plans: (i) Cash and Deferred Plan Awards that vest after two-years; (ii) Cash and Deferred Plan Awards that vest after five-years; and (iii) Long Term Incentive Plan Awards.

Each award under the Cash and Deferred Plan and Long Term Incentive Plan is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 46,892 Long Term Incentive Plan awards (rights to receive ordinary shares of BHP Group Limited).

2.  The award of 25,219 Cash and Deferred Plan Awards (rights to receive ordinary shares of BHP Group Limited) that vest in two years.

3.  The award of 25,219 Cash and Deferred Plan Awards (rights to receive ordinary shares of BHP Group Limited) that vest in five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil 2. Nil 3. Nil	46,892 25,219 25,219

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2021-11-23 2. 2021-11-23 3. 2021-11-23

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 25, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary